Exhibit 99.2

Brookfield Residential Properties Inc.

2011 Q1
Letter to Shareholders

Welcome to our first Brookfield Residential Letter to Shareholders. The merger of Brookfield Homes and the residential operations of Brookfield Office Properties was completed on March 31, 2011 with concurrent listings on the Toronto Stock Exchange and New York Stock Exchange on April 1, 2011.

As you will see in our public materials we own substantial land holdings in three operating segments made up of 10 market areas: Canada (three markets); California (four markets); Central and Eastern U.S. (three markets). We build homes in all three Canadian markets, and four U.S. markets. Our strategic land holdings in Alberta are our largest assets.

Our financial results for 2011 will reflect a continuity of interests for both companies from January 1, 2011 onwards so you will receive results of Brookfield Residential for the entire fiscal year. However while our results will show the entire year, there are several merger and other adjustments that are specific to 2011 and not recurring into 2012. These will be outlined in our supplemental information to the financial statements. With an asset base of $2.6 billion and book equity of almost $1 billion, we have a strong, stable base from which to grow and prosper. The combined revenue of the merged entities on a pro forma basis was approximately $950 million in 2010.

Market Conditions

The residential marketplace in Canada and the U.S. could not be more different at this time. The commodity based markets in Alberta are strong and looking to strengthen as more jobs are created to support the expanding oil and gas sector. In Ontario, constraints on land and infrastructure have created supply challenges. However, with 35% of Canada’s international immigration moving to the Greater Toronto Area, the demand side of the equation remains very positive. The result is a balanced marketplace.

The U.S. housing market remains a challenge. We must remember, however, that each operating segment should be viewed independently and not on a national scale. The one common theme across all market areas in the U.S. is the lack of job creation. Until we see some measurable progress on this front, consumer confidence will remain fragile. However when that confidence returns, we will see some pent-up demand in the marketplace; while the supply side appears, on the surface, to be more than adequate to meet this pent-up demand, there are markets where ‘A’ and ‘B’ locations are in short supply. It is the ‘C’ locations which, in reality, should never have been built or developed in the first place, that creates a significant portion of the over-supply situation. The result could therefore be a very sharp return in pricing, not to pre-recession numbers, but to much more economic levels.

Our Business Philosophy

As an integrated community developer and homebuilder, we are involved in the entire value creation process from identifying land in growth quadrants, entitling it, servicing it and monetizing the finished lot by building on it or selling to a third-party builder. We finance our land with equity and generally only use debt to finance land servicing costs and vertical home construction costs. This disciplined approach

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to leverage ensures that an asset’s highest and best use is always attained and never compromised with lenders dictating timing of development or sale.

Our most valuable competitive advantage is our reputation with municipalities, builders, customers, trades, contractors and other counterparties, built up over the last 50+ years. This gives us a tremendous advantage over much of our competition, in each of our market areas.

Another competitive advantage is our size and capital structure, which allows us to evaluate a broad range of opportunities. But, despite this scale we remain very aware of the local nature of our business. As such, each of our operating segments are empowered and accountable for their performance.  This results in a nimble decision making process with all of the benefits of a smaller developer/builder, alongside the financial strength of a large-scale entity. We also benefit from the strong Brookfield brand that exists in the Canadian and U.S. marketplace.

With respect to our customers, we consider more than just the cost/value relationship in our homes.  We are also concerned as to how our customer lives in their home and in our communities. We amenitize our communities appropriately and provide the legal and organizational framework through Resident and Homeowner’s Associations to ensure ongoing upkeep and sustainability for future generations. We view ourselves as industry leaders and in the forefront of positive changes for the land and housing business.

Strategy Going Forward

We will continue to be an industry leader in our markets, and we believe we are extremely well positioned with our land holdings.  We believe the industry in both Canada and the U.S. will evolve over the next number of years.  This will include further intensification, infrastructure challenges, financing challenges, greenfield versus infill, consumer choice in housing product, small versus large developers/builders etc. The strength of our management teams should put us to the forefront of addressing these many challenges and resolving them in a responsible way that both benefits society and our shareholders alike.

Outlook

We believe the future will be very promising.  At this particular time, only our Canadian markets are performing at acceptable levels. In our U.S. markets, we continue to monetize our assets that are fully valued and re-deploy the capital into more attractive opportunities that offer good upside potential in both the current market reality and in a recovering U.S. economy.

Thank you for joining our Brookfield Residential journey. We are excited about the future and appreciate your interest in our Company.

Alan Norris
President & Chief Executive Officer
May 5, 2011

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Note: Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, market conditions, the company’s strategy going forward, the company’s  outlook, , and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the security regulators in Canada and the United States, many of which are beyond our control.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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